                                                                      EXHIBIT 21


                           SUBSIDIARIES OF ANTIGENICS

Antigenics Inc., a wholly owned subsidiary of Antigenics, is incorporated in Massachusetts.

Aronex Pharmaceuticals, Inc., a wholly owned subsidiary of Antigenics, is incorporated in Delaware.

Antigenics Therapeutics Limited, a wholly owned subsidiary of Antigenics, is incorporated in Ireland.